UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:                                 Form 20-F      X                    Form 40-F  _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  March 23, 2011

By: /s/ Bernard J. Pitz______________

Bernard J. Pitz, Chief Financial Officer

TSX

SYMBOL:  ITP

Intertape Polymer Group Reports Fourth Quarter 2010 and Annual Results

MONTREAL, QUEBEC and BRADENTON, FLORIDA – March 23, 2011 – Intertape Polymer Group Inc. (TSX: ITP) ("Intertape" or the "Company") today released results for the fourth quarter and year ended December 31, 2010. All dollar amounts are US denominated unless otherwise indicated.

Highlights:

•

Sales for the quarter increased 12.0% to $180.1 million year-over-year

•

Sales for 2010 increased 17.1% to $720.5 million

•

Fourth quarter Adjusted EBITDA increased sequentially over the third quarter of 2010 to $11.7 million

•

For the quarter, cash flow from operations before changes in working capital was $6.6 million

•

Closure of Brantford facility with expected positive EBITDA impact of approximately $4 million per annum (see separate press release issued today for more details)

•

As of December 31, 2010, cash and unused availability under the Asset Based Loan (“ABL”) was $43.0 million

“Fourth quarter results were in line with expectations; however, gross margin remained under pressure due to significant raw material cost increases and competitive pricing pressures. The increase in sales was primarily attributable to higher selling prices which partially recovered raw material cost increases,” said Intertape’s President and Chief Executive Officer, Greg Yull.

“During 2010, we continued to implement manufacturing cost reduction programs totaling approximately $15 million as compared to approximately $12 million in 2009. These programs included productivity improvements, waste reduction and energy conservation and are critical to offset the impact of rising input costs and are expected to contribute to future gross margin improvements. In 2011, ongoing programs are expected to total $15 to $18 million.

The prolonged strike in Brantford, Ontario has resulted in this operation being unprofitable; therefore a decision has been made to close this facility by June 2011. We expect a positive contribution to EBITDA of approximately $4 million on an annualized basis once this facility is closed.

“We have in place a concerted sales and marketing effort to focus on higher margin products which include recently launched products and a portfolio of existing products. The growing contribution of these higher margin products over time is an important component of our strategy to return to our target gross margin range. The Company will continue to take the actions necessary to improve profitability as the pricing environment permits and by continuing to reduce manufacturing costs,” stated Mr. Yull.

Fourth quarter sales increased 12.0% to $180.1 million, compared to $160.8 million for the fourth quarter of 2009 and were down 3.7% sequentially from $187.1 million for the third quarter of 2010. On a year-over-year basis, fourth quarter sales for the Tapes & Films (“T&F”) Division increased by 10.5% to $149.5 million while sales for the Engineered Coated Products (“ECP”) Division increased by 20.0% to $30.6 million. Sales volume increased by approximately 1% over the fourth quarter of 2009 and selling prices for the same period increased by 11%. For the year 2010, sales were $720.5 million, representing an increase of 17.1% compared to $615.5 million for 2009.

Gross profit for the fourth quarter totalled $19.0 million, compared to $20.2 million a year ago, reflecting a $1.5 million increase in the T&F Division and a $2.6 million decrease in the ECP Division.

Fourth quarter gross margin was 10.6% compared to 12.5% for the prior year and 10.5% for the third quarter of 2010. Gross profit for the most recent period was impacted by an asset impairment charge of $3.9 million in connection with the Company’s lumber film automatic wrapping machines and related assets.

Selling, general, and administrative (“SG&A”) expenses were $18.6 million, $1.4 million lower than the $20.0 million for the fourth quarter of 2009 and $1.5 million higher than the third quarter of 2010. The decrease from the fourth quarter of 2009 to the fourth quarter of 2010 was primarily due to the non-recurrence of adjustments made in the fourth quarter of 2009.  The increase in SG&A from the third quarter of 2010 to the fourth quarter of 2010 was due to increased merchandising costs in the consumer channel and higher selling expenses related to annual incentive plans.

Adjusted EBITDA for the fourth quarter was $11.7 million compared to $7.9 million for the fourth quarter of 2009 and $10.6 million for the third quarter of 2010. The increase in Adjusted EBITDA for the fourth quarter of 2010 when compared to 2009 reflects primarily higher sales. Adjusted EBITDA for the year 2010 was $40.7 million compared to $43.1 million in 2009.

Net loss for the fourth quarter of 2010 was $43.4 million or $0.74 per fully diluted share compared to net loss of $8.5 million or $0.14 per fully diluted share for the same period last year. The increase in the net loss for the fourth quarter of 2010 was primarily due to non-recurring charges resulting from a change in the valuation of future US tax assets, facility closure costs, and an impairment charge related to the Company’s lumber film automatic wrapping machines and related assets amounting to $31.9 million, $8.1 million and $3.9 million, respectively. For full year 2010, the Company posted a net loss of $56.4 million as compared to a net loss of $14.4 million in 2009.

The Company generated cash flows from operating activities before changes in working capital items for the fourth quarter of $6.6 million compared to $3.5 million in the fourth quarter last year. The increase was due to the increase in profitability before adjustments related to non-cash items.

Cash flows from operating activities decreased in the fourth quarter by $19.1 million to $5.4 million from $24.5 million in the fourth quarter a year ago. An increase in cash flows from operations before changes in working capital items of $3.1 million was offset by an increase in cash used for working capital of $22.3 million.  The increase in cash used for working capital was primarily due to accounts payable increasing in the fourth quarter of 2009 as compared to a decrease in the fourth quarter of 2010.  This change was mainly due to the timing of payments made by the Company in order to obtain early payment discounts.

Days Inventory improved in the fourth quarter of 2010 by 1 day to 52 days as compared to the fourth quarter of 2009.  Day Sales Outstanding increased in the fourth quarter of 2010 by 2 days to

44 days as compared to the fourth quarter of 2009 primarily due to an increase in the mix of sales through the consumer channel.

The amount of borrowings under the Company’s ABL, excluding outstanding letters of credit, increased by $2.6 million from $85.4 million as of December 31, 2009 to $88.0 million as of December 31, 2010.  As of December 31, 2010, the Company had cash and unused availability under its ABL totalling $43.0 million, the amount of which would have been $56.2 million if the Company had not been required to post a bond of $13.2 million related to the Inspired Technologies Inc. (“ITI”) litigation discussed below.  Due to a reduced verdict, subsequent to December 31, 2010, the bond related to the ITI litigation was replaced with a bond in the amount of $1.0 million.  As of March 21, 2011 cash and unused availability under the ABL exceeded $44 million, the amount of which would have exceeded $45 million if the Company had not been required to post a bond of $1.0 million related to the ITI litigation. The variation in cash and unused availability under the ABL between December 31, 2010 and March 21, 2011 reflects a reduced bond offset by increases in early payments to suppliers in order to obtain discounts.

As indicated in a press release issued on February 14, 2011, the Company announced that damages awarded to ITI have again been significantly reduced. The initial jury award in September 2010 against the Company’s subsidiary, Intertape Polymer Corp., was for $13.2 million. In December 2010, the United States District Court for the Middle District of Florida granted Intertape’s post trial motion to reduce the amount, and it was lowered from the previous $13.2 million to $3.0 million. ITI then requested a new trial and in a verdict rendered on February 11, 2011, the jury award was further decreased to $0.7 million.

As a result of the Company’s structural, operational, management and reporting realignments during the third quarter of 2010, the Company is no longer required to present operating results at a divisional level.  However, in the interest of reporting consistency, the divisional results discussion is included hereinafter.

T&F Division

Sales for the T&F Division for the fourth quarter totalled $149.5 million, representing a 10.5% increase compared to $135.3 million for the fourth quarter of 2009 and a 2.2% decrease in sales compared to $152.9 million for the third quarter of 2010. Sales for the fourth quarter of 2010 decreased from the third quarter due to historical seasonality and fewer business days. The sales increase in the fourth quarter of 2010 was due in part to a sales volume increase of approximately 2% compared to the fourth quarter of 2009, but was largely attributable to the approximately 9% increase in selling prices.  The increase in sales volume was across most product lines.

Fourth quarter gross profit for the T&F Division totalled $20.3 million at a gross margin of 13.6% compared to $18.8 million at a gross margin of 13.9% for the fourth quarter of last year. On a sequential basis, gross profit increased by $2.9 million over the third quarter of 2010 due to price increases that partially offset the prior increases in costs of resin-based, adhesive and paper raw material costs.

T&F Division's EBITDA was $11.1 million for the fourth quarter compared to $9.4 million for the comparable period a year ago and $10.8 million for the third quarter of 2010. The year-over-year fourth quarter increase in EBITDA was due to higher sales.

T&F DIVISION ADJUSTED EBITDA RECONCILIATION TO NET EARNINGS (in millions of US dollars) (unaudited)
	Three months ended December 31,		Year ended December 31,
	2010	2009	2010	2009	2008
	$	$	$	$	$
Divisional earnings before income taxes	4.0	1.8	11.6	16.0	8.7
Depreciation and amortization	7.2	7.6	28.8	29.8	29.4
EBITDA	11.1	9.4	40.4	45.8	38.1
Gross margin compression					13.9
Adjusted EBITDA	11.1	9.4	40.4	45.8	52.0

ECP Division

Sales for the ECP Division for the fourth quarter were $30.6 million, representing a 20.0% increase when compared to $25.5 million for the fourth quarter a year ago and a 10.3% decrease when compared to sales of $34.1 million for the third quarter of 2010. Sales volume decreased in the fourth quarter of 2010 by approximately 3% compared to the fourth quarter of 2009 while selling prices increased by 23% for the same period. Higher costs for resin-based raw materials were the primary reason for the selling price increases.

Gross profits for the ECP Division for the fourth quarter totalled negative $1.2 million at a gross margin of negative 4.0%, compared to $1.4 million at a gross margin of 5.5% for the fourth quarter of 2009. The decrease in both gross profit and gross margin for 2010 was related to asset impairment charges of $4.0 million, including $3.9 million related to the lumber film automatic wrapping machines and related assets, which was partially offset by higher sales and gross margin excluding the impairment charges.

Adjusted EBITDA for the fourth quarter of 2010 was $1.0 million compared to negative $0.8 million for the same period last year. The increase in Adjusted EBITDA in the fourth quarter of 2010 compared to the fourth quarter of 2009 was due to higher gross profit, excluding charges related to the impairment of assets.

ECP DIVISION ADJUSTED EBITDA RECONCILIATION TO NET LOSS (in millions of US dollars) (unaudited)
	Three months ended December 31,		Year ended December 31,
	2010	2009	2010	2009	2008
	$	$	$	$	$
Divisional loss before income taxes	(12.7)	(3.9)	(17.0)	(7.2)	(2.8)
Depreciation and amortization	1.7	2.0	7.6	6.6	6.4
EBITDA	(11.0)	(1.9)	(9.4)	(0.6)	3.6
Manufacturing facility closures, restructuring and other charges	8.1	1.1	8.1	1.1
Impairment of long-lived assets and other assets	3.9		4.0	0.1
Gross margin compression					2.7
Adjusted EBITDA	1.0	(0.8)	2.7	0.6	6.3

Outlook

“Price increases were recently announced for industrial customers by most industry participants. Considering the upward fluctuations of some raw material prices in recent months, further increases will be required,” said Mr. Yull.

“In 2010, we launched 44 new products compared with 25 in 2009. In 2011, we anticipate launching over 30 new products into new and existing markets. Our gross margin is expected to progressively benefit as these new product introductions expand our portfolio of higher gross margin products which are expected to represent a larger percentage of product mix.

“In addition to our manufacturing cost reduction plans, greater leverage is expected to be realized on fixed costs as we more fully utilize our existing capacity.  The closure of the Brantford, Ontario facility is expected to result in an annualized increase in EBITDA of about $4 million, even though it is expected to negatively impact annualized sales by about $10 million. These factors plus improvement in the spread between raw material costs and selling prices are expected to contribute to increased gross margin in 2011. This anticipated gross margin expansion combined with sales growth is expected to generate cash flows from operations sufficient to reduce debt during 2011. We maintain our longer-term target gross margin of 18% to 19%.   For the first quarter of 2011, we expect slightly higher sequential sales over the fourth quarter of 2010 and higher Adjusted EBITDA,” concluded Mr. Yull.

Non-GAAP Information

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to GAAP net earnings (loss) is set out in the EBITDA reconciliation table below.  EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash from operating activities as determined by GAAP.  The Company defines EBITDA as net earnings (loss) before (i) income taxes (recovery); (ii) financial expenses, net of amortization (including foreign exchange gain (loss)); (iii) refinancing expense, net of amortization; (iv) amortization of debt issue expenses; (v)

amortization of intangibles assets and deferred charges; and (vi) depreciation of property, plant and equipment.  Adjusted EBITDA is defined as EBITDA before (i) manufacturing facility closures, restructuring, strategic alternatives and other charges; (ii) impairment of goodwill; (iii) impairment of long-lived assets and other assets; (iv) unprecedented gross margin compression; and (v) write-down on classification as assets held-for-sale. The terms “EBITDA” and “Adjusted EBITDA” do not have any standardized meanings prescribed by GAAP in Canada or in the United States and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and Adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented. In addition, EBITDA and Adjusted EBITDA are used by management and the Company’s lenders in evaluating the Company’s performance.

ADJUSTED EBITDA RECONCILIATION TO NET LOSS (in millions of US dollars) (unaudited)
	Three months ended December 31,		Year ended December 31,
	2010	2009	2010	2009	2008
	$	$	$	$	$
Net Loss – As Reported	(43.4)	(8.5)	(56.4)	(14.4)	(92.8)
Add back:
Financial expenses, net of amortization (including foreign exchange gain (loss))	3.5	2.8	15.1	14.6	18.7
Refinancing expense, net of amortization					2.9
Income taxes	30.3	2.7	31.9	4.0	3.4
Depreciation and amortization	9.2	9.7	37.4	37.7	39.6
EBITDA	(0.4)	6.7	27.9	41.9	(28.2)
Impairment of long-lived assets and other assets	3.9	0.1	4.0	0.1	0.4
Gross margin compression					16.6
Write-down of asset held-for-sale	0.1		0.7
Manufacturing facility closures, restructuring, and other charges	8.1	1.1	8.1	1.1
Impairment of goodwill					66.7
Adjusted EBITDA	11.7	7.9	40.7	43.1	55.5

Conference Call

A conference call to discuss Intertape's 2010 fourth quarter and annual results will be held March 23, 2011, at 10 A.M. Eastern Time. Participants may dial 1-800-932-1100 (U.S. and Canada) and 1-612-334-6983 (International).

You may access a replay of the call by dialing 1-800-475-6701 (U.S. and Canada) or 1-320-365-3844 (International) and entering the Access Code 196144. The recording will be available from

Wednesday, March 23, 2011 at 12:00 P.M. until Saturday, April 23, 2011 at 11:59 P.M., Eastern Time.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,000 employees with operations in 17 locations, including 13 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

Certain statements and information included in this press release constitute forward-looking information within the meaning of the applicable Canadian securities legislation and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements may relate to the Company’s future outlook and anticipated events, the Company’s business, its operations, financial condition or results.  Particularly, statements about the Company’s objectives and strategies to achieve those objectives, and the ITI litigation are forward-looking statements and are identified by terms such as “believe,” “expect,” “intend,” “anticipate,” and similar expressions.  While these statements are based on certain factors and assumptions, which management considers to be reasonable based on information currently available to it, they may prove to be incorrect.  Forward-looking information involves known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements.  The risks include, but are not limited to, exchange rate risk, general business, economic and political conditions, fluctuations in the amount of available funds under the Company’s ABL, ability to meet debt service obligations, cost and availability of raw materials, timing and market acceptance of new products, competition, international operations, compliance with environmental regulations, protection of intellectual property, the fact that the jury’s verdict may be reinstated on appeal and the reactions of the marketplace to the foregoing.  A discussion of risk factors is also contained in the Company’s filings with the Canadian securities regulators and the U.S. Securities and Exchange Commission (“SEC”).  Except as required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  This press release contains certain non-GAAP financial measures as defined under SEC rules.  The Company believes such non-GAAP financial measures improve the transparency of the Company’s disclosures, and improves the period-to-period comparability of the Company’s results from its core business operations.  As required by Canadian and SEC rules, the Company has provided a reconciliation of these measures to the most directly comparable GAAP measures.

FOR FURTHER INFORMATION PLEASE CONTACT:

MaisonBrison Communications

Rick Leckner/Pierre Boucher

514-731-0000

Intertape Polymer Group Inc.

Consolidated Earnings

Years ended December 31, 2010, 2009 and 2008
(in thousands of US dollars, except per share amounts)

	2010	2009	2008
	$	$	$
Sales	720,516	615,462	737,155
Cost of sales	640,906	532,543	658,900
Gross profit	79,610	82,919	78,255

Selling, general and administrative expenses	72,477	69,820	68,189
Stock-based compensation expense (Note 14)	964	1,037	1,268
Research and development expenses	6,252	5,605	5,610
Financial expenses
Interest	15,538	15,888	18,365
Other	880	(148)	1,425
Refinancing			6,031
Manufacturing facility closures, restructuring, and other charges (Note 4)	8,089	1,091
	104,200	93,293	100,888
Loss before impairment of goodwill and income taxes	(24,590)	(10,374)	(22,633)
Impairment of goodwill			66,726
Loss before income taxes	(24,590)	(10,374)	(89,359)
Income taxes (recovery) (Note 5)
Current	(10)	731	(566)
Future	31,865	3,284	4,006
	31,855	4,015	3,440
Net loss	(56,445)	(14,389)	(92,799)

Loss per share (Note 6)
Basic	(0.96)	(0.24)	(1.57)
Diluted	(0.96)	(0.24)	(1.57)

Intertape Polymer Group Inc.

Consolidated Comprehensive Income (Loss)

Years ended December 31, 2010, 2009 and 2008
(in thousands of US dollars)

	2010	2009	2008
	$	$	$
Net loss	(56,445)	(14,389)	(92,799)
Other comprehensive income (loss)
Changes in fair value of interest rate swap agreements, designated as cash flow hedges (net of future income taxes of nil; nil in 2009; $1,733 in 2008)	(599)	(1,747)	(2,950)
Settlements of interest rate swap agreements, recorded in consolidated earnings (net of income taxes of nil; nil in 2009; $1,080 in 2008)	1,249	1,812	1,840
Change in fair value of investment in publicly traded securities designated as available-for-sale		1,044
Gain on sale of investment in publicly traded securities recorded in consolidated earnings		(1,044)
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges (net of future income taxes of nil; nil in 2009; $151 in 2008)	1,828	3,640	(257)
Settlements of forward foreign exchange rate contracts, recorded in the consolidated earnings (net of income taxes of nil; nil in 2009)	(869)	(1,489)
Gain on forward foreign exchange rate contracts recorded in consolidated earnings pursuant to recognition of the hedged item in cost of sales upon discontinuance of the related hedging relationships (net of income taxes of nil; nil in 2009)	(616)	(1,103)
Reduction in net investment in a foreign subsidiary (Note 3)		(125)	(899)
Changes in accumulated currency translation adjustments	3,514	16,868	(32,644)
Other comprehensive income (loss)	4,507	17,856	(34,910)
Comprehensive income (loss) for the year	(51,938)	3,467	(127,709)

Intertape Polymer Group Inc.

Consolidated Shareholders’ Equity

Years ended December 31, 2010, 2009 and 2008
(in thousands of US dollars, except for number of common shares)

	Common shares
	Number	Amount	Contributed surplus	Deficit	Accumulated other comprehensive income	Total shareholders’ equity
		$	$	$	$	$
Balance as at December 31, 2007	58,956,348	348,174	11,856	(67,482)	67,462	360,010
Cumulative impact of accounting changes relating to inventories				(252)		(252)
Balance as at December 31, 2007, as restated	58,956,348	348,174	11,856	(67,734)	67,462	359,758
Stock-based compensation expense			1,268			1,268
Net loss				(92,799)		(92,799)
Changes in fair value of interest rate swap agreements, designated as cash flow hedges					(2,950)	(2,950)
Settlements of interest rate swap agreements, recorded in the consolidated earnings					1,840	1,840
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges					(257)	(257)
Reduction in net investment in a foreign subsidiary					(899)	(899)
Changes in accumulated currency translation adjustments					(32,644)	(32,644)
Balance as at December 31, 2008	58,956,348	348,174	13,124	(160,533)	32,552	233,317
Repurchase of common shares (Note 14)	(5,298)	(31)		13		(18)
Stock-based compensation expense			1,037			1,037
Net loss				(14,389)		(14,389)
Changes in fair value of interest rate swap agreements, designated as cash flow hedges					(1,747)	(1,747)
Settlements of interest rate swap agreements, recorded in consolidated earnings					1,812	1,812
Change in fair value of investment in publicly traded securities designated as available-for-sale					1,044	1,044
Gain on sale of investment in publicly traded securities recorded in the consolidated earnings					(1,044)	(1,044)
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges					3,640	3,640
Settlements of forward foreign exchange rate contracts, recorded in consolidated earnings					(1,489)	(1,489)
Gain on forward foreign exchange rate contracts recorded in consolidated earnings pursuant to recognition of the hedged item in cost of sales upon discontinuance of the related hedging relationships					(1,103)	(1,103)
Reduction in net investment in a foreign subsidiary					(125)	(125)
Changes in accumulated currency translation adjustments					16,868	16,868
Balance as at December 31, 2009	58,951,050	348,143	14,161	(174,909)	50,408	237,803

Intertape Polymer Group Inc.

Consolidated Shareholders’ Equity

Years ended December 31, 2010, 2009 and 2008
(in thousands of US dollars, except for number of common shares)

	Common shares
	Number	Amount	Contributed surplus	Deficit	Accumulated other comprehensive income	Total shareholders’ equity
		$	$	$	$	$

Balance as at December 31, 2009 (balance carried forward)	58,951,050	348,143	14,161	(174,909)	50,408	237,803
Exercise of stock options	10,000	5				5
Stock-based compensation expense			964			964
Net loss				(56,445)		(56,445)
Changes in fair value of interest rate swap agreements, designated as cash flow hedges					(599)	(599)
Settlements of interest rate swap agreements, recorded in consolidated earnings					1,249	1,249
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges					1,828	1,828
Settlements of forward foreign exchange rate contracts, recorded in consolidated earnings					(869)	(869)
Gain on forward foreign exchange rate contracts recorded in consolidated earnings pursuant to recognition of the hedged item in cost of sales upon discontinuance of the related hedging relationships					(616)	(616)
Changes in accumulated currency translation adjustments					3,514	3,514
Balance as at December 31, 2010	58,961,050	348,148	15,125	(231,354)	54,915	186,834

Intertape Polymer Group Inc.

Consolidated Cash Flows

Years ended December 31, 2010, 2009 and 2008
(in thousands of US dollars)

	2010	2009	2008
	$	$	$
OPERATING ACTIVITIES
Net loss	(56,445)	(14,389)	(92,799)
Non-cash items
Depreciation, amortization and accretion expense	37,368	37,526	36,538
Impairment of goodwill			66,726
Loss on disposal of property, plant and equipment	308	501	532
Charges in connection with manufacturing facility closures, restructuring, and other charges	6,095	1,091
Write-off of debt issue expenses in connection with debt refinancing			3,111
Write-down of inventories	1,651	1,105	7,703
Reversal of a portion of a write-down of inventories	(10)	(2,082)
Impairment of property, plant and equipment	1,016	94	424
Write-down on classification as assets held-for-sale	699	123
Impairment of intangible assets	1,727	32
Impairment of other assets	1,258
Future income taxes	31,865	3,284	4,006
Stock-based compensation expense	964	1,037	1,268
Pension and post-retirement benefits funding in excess of amounts expensed	(838)	1,308	(1,479)
Gain on forward foreign exchange rate contracts	(279)	(650)
Changes in fair value of forward foreign exchange rate contracts upon discontinuance of the related hedging relationships	(1)	3
Changes in fair value of forward foreign exchange rate contracts for which hedge accounting is not applied	144
Unrealized foreign exchange loss	(44)	(76)
Gain on sale of publicly traded securities		(1,044)
Gain on repurchase of Senior Subordinated Notes		(818)
Foreign exchange gain resulting from the reduction in net investment in a foreign subsidiary		(125)	(899)
Other	(110)	63
Cash flows from operations before changes in working capital items	25,368	26,983	25,131
Changes in working capital items
Trade receivables	(12,201)	3,177	12,310
Other receivables	(1,213)	1,231	(1,491)
Inventories	(15,210)	16,272	(6,556)
Parts and supplies	181	(441)	(1,306)
Prepaid expenses	(679)	(606)	364
Accounts payable and accrued liabilities	15,780	(11,706)	(7,664)
	(13,342)	7,927	(4,343)
Cash flows from operating activities	12,026	34,910	20,788

INVESTING ACTIVITIES
Proceeds on the settlements of forward foreign exchange rate contracts subsequent to the discontinuance of the related hedging relationships	647
Property, plant and equipment	(8,627)	(13,141)	(21,048)
Proceeds on the disposal of property, plant and equipment	274	18	3,202
Proceeds on disposal of an asset held-for-sale	1,156
Proceeds on disposal of investment in publicly traded securities		1,044
Restricted cash	(5,183)
Other assets	(2,874)	125	(795)
Intangible assets	(849)	(939)	(3,207)
Cash flows from investing activities	(15,456)	(12,893)	(21,848)

FINANCING ACTIVITIES
Long-term debt	42,242	13,953	160,119
Exercise of stock options	5
Repurchase of Senior Subordinated Notes and related expenses		(5,317)
Debt issue expenses			(2,777)
Repayment of long-term debt	(38,239)	(42,928)	(154,952)
Repurchase of common shares		(18)
Cash flows from financing activities	4,008	(34,310)	2,390
Net increase (decrease) in cash and cash equivalents	578	(12,293)	1,330
Effect of foreign currency translation adjustments	(281)	574	(1,469)
Cash and cash equivalents, beginning of year	3,671	15,390	15,529
Cash and cash equivalents, end of year	3,968	3,671	15,390

13

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION
Interest paid	14,539	15,754	20,264
Income taxes paid	394	548	364

14

Intertape Polymer Group Inc.

Consolidated Balance Sheets

December 31, 2010 and 2009
(in thousands of US dollars)

	2010	2009
	$	$
ASSETS
Current assets
Cash and cash equivalents	3,968	3,671
Restricted cash (Note 19)	5,183
Trade receivables	86,516	74,161
Other receivables (Note 7)	4,270	3,052
Inventories (Note 8)	92,629	79,001
Parts and supplies	15,130	15,203
Prepaid expenses	4,586	3,693
Derivative financial instruments (Note 20)	1,270	1,438
Assets held-for-sale	671	149
Future income taxes (Note 5)	1,765	11,860
	221,747	192,228
Property, plant and equipment (Note 9)	241,445	274,470
Other assets (Note 10)	23,185	21,869
Intangible assets (Note 11)	2,344	3,550
Future income taxes (Note 5)	23,143	43,736
	506,105	535,853

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	85,145	68,228
Installments on long-term debt (Note 12)	2,837	1,721
	87,982	69,949
Long-term debt (Note 12)	218,177	215,281
Pension and post-retirement benefits (Note 16)	10,728	10,200
Derivative financial instruments (Note 20)	898	1,548
Other liabilities (Note 13)	1,486	1,072
	319,271	298,050
SHAREHOLDERS’ EQUITY
Capital stock (Note 14)	348,148	348,143
Contributed surplus	15,125	14,161

Deficit	(231,354)	(174,909)
Accumulated other comprehensive income (Note 15)	54,915	50,408
	(176,439)	(124,501)
	186,834	237,803
	506,105	535,853

15